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Louis L. Goldberg
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4539 tel 212 701 5539 fax louis.goldberg@davispolk.com

April 12, 2016
Mr. Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3628
Re:	Syngenta AG Schedule 14D-9 Filed March 23, 2016 File No. 005-79659

Dear Mr. Hindin:

On behalf of our client, Syngenta AG, a Swiss corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Schedule 14D-9 (the “14D-9”) contained in the Staff’s letter dated April 7, 2016 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments.

General

1.	We note that in connection with their opinions, the financial advisors reviewed certain internal financial analyses and forecasts for the Company prepared by management. Notwithstanding the absence of an item requiring such disclosure, please tell us, with a view toward disclosure, what consideration has been given to disclosing the analyses and projections underlying the financial advisors’ opinions so that Syngenta shareholders are better able to assess the basis for Syngenta’s and the financial advisors’ conclusions regarding the fairness of the transaction and offered consideration.

Response:	In response to the Staff’s comment, the Company advises the Staff that the internal financial analyses and forecasts for the Company prepared by management were not prepared for public disclosure and are inherently uncertain by their nature. The Company provided the analyses and forecasts to its financial advisors, and the results of the financial advisors’ analyses were disclosed in the

Mr. Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission	2	April 12, 2016

14D-9. By contrast, the Company did not provide its internal financial analyses or forecasts to China National Chemical Corporation (“ChemChina”) and thus such internal financial analyses and forecasts were not taken into account by ChemChina in formulating its offer. On that basis, the Company does not believe its internal financial analyses and forecasts are material to its shareholders’ consideration of the ChemChina offer. Accordingly, since the Company does not have a practice of disclosing management projections, disclosing them now could give the misleading impression to shareholders that they are reliable and material to the U.S. tender offer and the Swiss tender offer.

Furthermore, under Swiss law, the Company is not required to disclose, and has not disclosed, its internal financial analyses and forecasts in connection with the Swiss tender offer. The Company believes there should be equal disclosure in the Swiss offer and the U.S. offer so as not to disadvantage or confuse its shareholders and, since it does not believe this information is material, respectfully believes that such internal financial analyses and forecasts should not be disclosed in the 14D-9.

2.	We remind the Company of its obligations to provide the disclosure required by Rule 100 of Regulation G to the extent any forecasts disclosed in response to the preceding comment include non-GAAP financial measures. For guidance, refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response:	In response to the Staff’s comment, the Company respectfully directs the Staff to its response to the previous comment and advises the Staff that the Company does not intend to disclose the internal financial analyses and forecasts for the Company prepared by management.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the 14D-9, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 14D-9 and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission	3	April 12, 2016

Please do not hesitate to contact me at (212) 450-4539, (212) 701-5539 (fax) or louis.goldberg@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Louis L. Goldberg

Louis L. Goldberg